EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Fourth Quarter and Full Year of 2015

TAIPEI, Taiwan, R.O.C. January 28, 2016 — Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter and full year of 2015. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period)

Fourth Quarter 2015 Financial Highlights
-Total revenue increased by 4.3% to NT$62.22 billion
-Mobile communications revenue increased by 7.5% to NT$31.08 billion
1.Mobile value-added services (VAS) revenue increased by 8.4% to NT$10.13 billion, with mobile Internet revenue, the largest contributor to VAS revenue, increasing by 13.5%
2.Smart device sales revenue increased by 17.7% to NT$10.58 billion
-Internet revenue increased by 1.9% to NT$6.82 billion
-Domestic fixed communications revenue decreased by 1.4% to NT$19.33 billion
-International fixed communications revenue increased by 4.6% to NT$3.92 billion
-Total operating costs and expenses decreased remained flat at NT$50.84 billion
-Net income attributable to stockholders of the parent increased by 17.3% to NT$9.47 billion
-Basic earnings per share (EPS) was NT$1.22

Full Year 2015 Financial Highlights
-Total revenue increased by 2.3% to NT$231.79 billion
-Mobile communications revenue increased by 3.8% to NT$114.88 billion
1.Mobile VAS revenue increased by 13.8% to NT$39.58 billion
2.Smart device sales revenue increased by 2.2% to NT$33.17 billion
-Internet revenue decreased by 0.8% to NT$25.78 billion
1.Internet VAS revenue decreased by 8.9% to NT$2.70 billion
-Domestic fixed communications revenue increased by 0.7% to NT$72.54 billion
-International fixed communications revenue increased by 1.0% to NT$15.46 billion
-Total operating costs and expenses decreased by 0.6% to NT$181.30 billion
-Net income attributable to stockholders of the parent increased by 10.9% to NT$42.82 billion
-Basic EPS was NT$5.52

Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom stated, “We are pleased with our strong financial and operating results for the full year of 2015, owing to our entire team’s solid execution of our expansion strategies surrounding the 4G, ICT, and enterprise businesses. Consolidated revenues reached the highest point in our company’s history, and EPS saw its best performance since 2012. Additionally, we accumulated 4.4 million 4G subscribers by the end of 2015, bringing our market share to 38.2%, and we expect to add another 2 million 4G subscribers in 2016. Despite numerous headwinds in the broadband business such as intensifying cable competition and 4G substitution, we managed to grow ARPU and increase revenues by upgrading subscribers to higher speed services.”

Dr. Tsai continued, “Our focus for 2016 will remain on expanding 4G, value-added and ICT services through leveraging our advantages as an integrated telecom services provider. We will continue to fortify our market leading position among Taiwanese mobile service providers through implementing our carrier aggregation (“CA”) technology, which is supported by our acquisition of the 30 MHz 2.6G paired spectrum in December 2015. Supported by our comprehensive network infrastructure, marketing resources and R&D capacity, we are confident in our ability to maintain our leading market position in all our major businesses and boost growth momentum in 2016.”

Revenue
Chunghwa Telecom’s total revenues for the fourth quarter of 2015 increased by 4.3% to NT$62.22 billion, which was comprised of 49.9% mobile, 11.0% internet, 31.1% domestic fixed, 6.3% international fixed, and 1.7% from other businesses.

Mobile communications revenue for the fourth quarter 2015 increased by 7.5% to NT$31.08 billion. This was mainly due to the continual growth of mobile VAS revenue and higher smart device sales, but was partially offset by the decrease in mobile voice revenue, which was mainly due to increased market competition and VoIP substitution.

Internet business revenue for the fourth quarter of 2015 increased by 1.9% year-over-year to NT$6.82 billion. The increase was primarily attributable to higher HiNet service revenue.

Domestic fixed revenue for the fourth quarter of 2015 decreased by 1.4% year-over-year to NT$19.33 billion, mainly due to the decrease of local and DLD service revenue which offset the ICT project revenue growth. Local and DLD service revenue decreased by 5.6% and 6.4%, respectively, mainly due to increased mobile and VoIP substitution. Broadband access revenue increased by 0.7% to NT$4.87 billion.

International fixed revenue increased by 4.6% to NT$3.92 billion, mainly due to higher international data revenue and ICT project revenue ,which offset the decline of international long distance revenue because of increased market competition.

Total revenue for the full year of 2015 increased by 2.3% year-over-year to NT$231.79 billion, and was comprised of 49.6% mobile, 11.1% Internet, 31.3% domestic fixed, 6.7% international fixed, and 1.3% other.

Operating Costs and Expenses
Total operating costs and expenses for the fourth quarter of 2015 remained flat at NT$50.84 billion year over year as compared with that for 2014.

Total operating costs and expenses for 2015 decreased by 0.6% year-over-year to NT$181.30 billion, mainly due to the increase in interconnection and depreciation expenses, which offset the increased ICT project costs and cost of smart devices sold.

Income Tax
Income tax expense for the fourth quarter of 2015 increased by 30.4% to NT$1.91 billion as compared to the same period in 2014 while that for 2015 increased by 12.4% year over year to NT$8.31 billion.

Operating Income and Net Income
Income from operations for the fourth quarter of 2015 increased by 20.8% to NT$11.37 billion. The operating margin was 18.3%, compared to 15.8% in the same period of 2014. Net income attributable to stockholders of the parent increased by 17.3% to NT$9.47 billion. Basic earnings per share was NT$1.22.

Income from operations for 2015 increased by 12.5% to NT$50.39 billion. The operation margin was 21.7%, compared to 19.8% to 2014. Net income attributable to stockholders of the parent increased by 10.9% to NT$42.82 billion. Basic earnings per share was NT$5.52.

Cash Flow and EBITDA
Cash flow from operating activities for the fourth quarter of 2015 decreased by 1.6% to NT$28.47 billion. Cash and cash equivalents as of December 31st, 2015 increased by 28.6% to NT$30.29 billion year-over-year.

EBITDA for the fourth quarter of 2015 increased by 8.7% to NT$19.60 billion and EBITDA margin was 31.5% compared to 30.2% in the same period of 2014. EBITDA for 2015 increased by 6.2% to NT$83.84 billion, and EBITDA margin was 36.2% compared to 34.8% for 2014.

Capital Expenditure (“Capex”)
Total Capex for the fourth quarter of 2015 decreased by 17.1% to NT$9.61 billion, and was comprised of 35.1% domestic fixed communications, 33.4% mobile communications, 25.9% internet, 3.7% international fixed communications, and 1.9% from others.

Business and Operational Highlights
Broadband/HiNet
The Company continued to execute its strategy of encouraging FTTx migration. As of December 31st, 2015, the number of FTTx subscribers reached 3.36 million, accounting for 74.7% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 21.5%, reaching more than 1.05 million.

HiNet broadband subscribers decreased by 0.5% year-over-year, totaling 3.77 million as of December 31st, 2015.

Mobile
As of December 31st, 2015, Chunghwa had 11.18 million mobile subscribers, representing a 0.5% year-over-year increase. The Company also had 5.97 million mobile Internet subscribers, representing a 15.7% year-over-year increase.
As of December 31st, 2015, the company accumulated 4.43 million 4G subscribers.

Fixed-line
As of December 31st, 2015, the Company maintained its leading position in the fixed-line market, with a total of 11.17 million subscribers.

2016 Guidance
For 2016, the Company expects total revenue to increase by NT$1.70 billion, or 0.7%, to NT$233.49 billion as compared to the prior year. Operating costs and expenses are expected to increase by NT$4.23 billion, or 2.3%, to NT$185.53 billion as compared to the prior year. Income from operations is expected to be NT$47.75 billion. Non-operating income is expected to be NT$1.09 billion. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$48.84 billion and NT$39.98 billion, respectively. Earnings per share are expected to be NT$5.15. CAPEX including the 2015 deferred projects is expected to increase by NT$5.55 billion to NT$30.63 billion as compared to the prior year.

(NT$ billion except EPS)	2016	(F)	2015 (un-audited)	change	YoY(%)

Revenue	233.49		231.79	1.70	0.7

Operating Costs and Expenses	185.53		181.30	4.23	2.3

Other Income and Expense	(0.21)		(0.10)	(0.11)	(96.1)

Income from Operations	47.75		50.39	(2.64)	(5.2)

Non-operating Income	1.09		1.60	(0.51)	(32.3)

Income before Income Tax	48.84		51.99	(3.15)	(6.1)

Net Income Attributable to	39.98		42.82	(2.84)	(6.6)
Stockholders of The Parent

EPS(NT$)	5.15		5.52	(0.37)	(6.6)

EBITDA	82.24		83.84	(1.60)	(1.9)

EBITDA Margin	35.2%		36.2%	—	-

Acquisition of Material Assets	30.63		35.07	(4.44)	(12.7)

Acquisition of Property, Plant	30.63		25.08	5.55	22.1
and Equipment

Others	—		9.99	(9.99)	(100.0)

Disposal of Material Assets	0.18		0.06	0.12	176.8

Financial Statements
Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES
To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES
In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:
1. these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
2. these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
3. these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
4. these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom
Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at http://www.cht.com.tw.

Contact: Fu-fu Shen
Phone: +886 2 2344 5488
Email: chtir@cht.com.tw